

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Timothy Rodenberger
General Counsel
Casa Systems Inc
100 Old River Road
Andover, Massachusetts 01810

> **Re: Casa Systems Inc**
> **Registration Statement on Form S-3**
> **Filed August 8, 2023**
> **File No. 333-273815**

Dear Timothy Rodenberger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing